EXHIBIT 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

     BCE reports 2012 second quarter results
Common share dividend increased to $2.27 per year
2012 earnings guidance increased

  BCE net earnings attributable to common shareholders up 31.0% in Q2 to $773 million or $1.00 per share; Adjusted earnings per share(1) of $1.02, up 18.6%

  Strong 88.3% growth in free cash flow(2) to $804 million

  Bell EBITDA(3) up 3.7% on industry-leading Bell Wireless and Bell Media EBITDA growth of 20.9% and 23.6%, respectively; consolidated Bell EBITDA margin increases 1.6 percentage points to 39.5% on 3.1% reduction in total operating costs

  Bell Wireless postpaid net activations of 102,067 and 4.5% higher ARPU drive wireless revenue growth of 6.7%; best wireless EBITDA growth in five years supports service margin expansion to 44.6%

  Bell Fibe TV growth accelerating with net activations of 38,477 in Q2; maintained wireline EBITDA margin at approximately 40%

  Strong year-to-date EBITDA, Adjusted EPS and free cash flow performance supports early $0.10 per-share dividend increase and accelerated broadband investment

MONTRÉAL, August 8, 2012 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the second quarter (Q2) of 2012, announcing both a $0.10 per share increase in its annual common share dividend and increased earnings guidance for 2012.

BCE reported net earnings attributable to common shareholders of $773 million, up 31.0%, compared to $590 million last year, and adjusted net earnings attributable to common shareholders of $788 million, an increase of 18.9% compared to $663 million in Q2 2011. Earnings per share (EPS) of $1.00 per share and Adjusted EPS of $1.02 per share were up 31.6% and 18.6%, respectively, compared to $0.76 and $0.86 per share in the second quarter of 2011.

Revenue grew 6.7% at Bell Wireless and 0.9% at Bell Media this quarter, and decreased 3.9% at Bell Wireline, resulting in a 0.5% decline in total Bell revenues. Bell EBITDA was up 3.7% in the quarter on growth of 20.9% at Bell Wireless and 23.6% at Bell Media alongside a 3.1% reduction in total operating costs. Bell’s strong overall operating performance in the quarter generated $1.9 billion of cash flows from operating activities (up 37.7%) and substantially higher free cash flow of $804 million (up 88.3%).

“The Bell team continues to execute our customer-focused growth strategy across all services, leveraging our multi-billion-dollar investments in the latest broadband networks to deliver next-generation mobile, TV and Internet services and the best content across every screen. Bell is bringing broadband innovation, expanded choice and enhanced competition to Canadian communications, and these strong results – including exceptional wireless performance, continued fast growth in Bell Fibe TV and industry-leading performance at Bell Media – show it’s

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clearly a strategy with momentum,” said George Cope, President and CEO of BCE and Bell Canada.

“Bell’s strong year-to-date operating and financial performance, and the positive outlook for the balance of the year, enables the dividend increase and increased 2012 financial guidance announced today. Also providing support for the early dividend increase is our pending acquisition of Astral, which we expect to be accretive to overall earnings and free cash flow in 2013,” said Mr. Cope.

Bell is committed to achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks and Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure.

“Bell enjoyed a robust quarter of financial results, highlighted by exceptional wireless and media EBITDA growth, margin expansion, and significant increases in earnings and cash flow,” said Siim Vanaselja, Chief Financial Officer of BCE and Bell Canada. “We accelerated strategic capital investment to extend our broadband wireless and wireline footprint in support of Bell’s future operating performance, while remaining committed to a strong balance sheet position to underpin our dividend growth objective. Our operating performance through the first half of the year, strong free cash flow trajectory through 2012, and confidence in our business outlook going forward all provide us with the financial flexibility to execute our strategy and achieve our 2012 financial guidance targets.”

Common share dividend increase
Today’s dividend announcement represents BCE’s eighth increase to the annual common share dividend, representing a 55% overall increase, since the fourth quarter of 2008. The BCE annual common share dividend will increase from $2.17 to $2.27 per share effective with BCE’s Q3 2012 dividend payable on October 15, 2012 to shareholders of record at the close of business on September 14, 2012. The increase announced today positions BCE’s dividend payout ratio based on 2012 Adjusted EPS guidance at approximately the mid-point of its policy of 65% to 75% of Adjusted EPS. Similarly, BCE’s dividend coverage using the mid-point of 2012 free cash flow guidance range yields a comparable dividend payout ratio. The higher dividend is supported by the increased Adjusted EPS guidance for 2012 and is readily funded from free cash flow.

Bell and Desjardins expand Bell Business Markets relationship
Bell and Desjardins Group, the leading cooperative financial group in Canada, renewed their broad-ranging strategic business relationship in the quarter. Under a new 8-year, $800-million agreement, Bell Business Markets will provide Desjardins with all its communications network management services. This includes fully managed broadband fibre network services to the Desjardins caisse network, and new voice and data infrastructure to support Desjardins enhanced online and mobile banking, videoconferencing service, e-learning and more.

Bell and London 2012
Bell is delivering the broadest range of live and on-demand content from the London 2012 Games across its world-leading broadband networks to smartphones, tablets, TVs and computer screens, getting Canadians closer to the Games than ever before. During the London 2012 Olympic Games, Bell Media is offering more than 5,500 hours of TV and digital coverage. To learn more about Bell’s London 2012 programming, please visit Bell.ca/London2012. As announced at the Games, Bell has extended its support for Canada’s athletes for an additional

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four years with a new sponsorship of the Canadian Olympic Committee, encompassing communications services for athletes and new COC mental health programs in cooperation with Bell Let’s Talk.

Astral acquisition to boost Canadian broadcasting
In March, BCE announced that it would acquire Montréal-based Astral Media Inc. and its leading specialty and pay television channels, radio stations, digital media properties, and national out-of-home advertising platforms. On July 10, BCE announced its proposal to the Canadian Radio-television and Telecommunications Commission (CRTC) to contribute tangible benefits valued at $200 million in support of Canada’s broadcasting industry as part of the Astral acquisition. BCE is also proposing to sell 10 radio stations in various markets to meet the CRTC’s Radio Common Ownership Policy. The transaction is expected to close in the fourth quarter of 2012, subject to regulatory approvals.

Maple Leaf Sports and Entertainment (MLSE) transaction
The acquisition by Bell of a portion of Ontario Teachers’ Pension Plan Board’s ownership interest in MLSE, announced in December 2011, is expected to be completed in the third quarter of 2012 subject to CRTC approval. Bell’s financial commitment of $398 million, post the completion of a leveraged capitalization of MLSE, represents a 28% equity interest in MLSE. Through a co-investment arrangement with Bell, the BCE Master Trust Fund, an independent trust that holds and manages pension fund investments serving the pension obligations of BCE Group pension plans, will contribute $135 million toward the MLSE acquisition. Post-closing, Bell and the BCE Master Trust Fund will own an aggregate 37.5% interest in MLSE, equal to that of Rogers Communications Inc. The remaining 25% interest in MLSE will be owned by Kilmer Sports Inc. The acquisition secures on a long-term basis access to TV, mobile, digital online and radio broadcast rights for both Bell and Rogers to MLSE’s sports teams.

Investment in Q9 Networks
On June 2, 2012, an investor group comprised of BCE, Ontario Teachers’ Pension Plan Board, Providence Equity Partners and Madison Dearborn Partners announced a planned $1.1 billion acquisition of Q9 Networks, Canada's leading provider of outsourced data centre solutions. BCE will contribute 30%, or $180 million, of the equity funding while Teachers’, Providence and Madison Dearborn will contribute the remaining 70%, or $420 million. New debt financing by Q9 will fund the balance of the acquisition. Bell looks forward to offering its national business customer base access to Q9's hosting and co-location services while delivering Bell's broadband network solutions to Q9's extensive client roster. The transaction is expected to close before the end of 2012 subject to regulatory approval.

$3 billion Medium Term Notes (MTN) program
Bell announced on June 13, 2012 the reinstatement of its MTN program, enabling it to offer up to $3 billion of MTN Debentures from time to time until September 2013. Following this, Bell proceeded with a public offering of $1 billion Series M-25 MTN Debentures carrying an annual interest rate coupon of 3.35%, Bell’s lowest financing rate in 65 years. The net proceeds of the offering are to be used for general corporate purposes, including the repayment of outstanding commercial paper, and funding a portion of the cost of BCE’s acquisition of Astral.

Wi-Fi network footprint expansion
In July, Tim Hortons announced a partnership with Bell Mobility to provide free wireless network access in more than 2,000 of its locations across Canada. The largest quick service restaurant chain in Canada, Tim Hortons chose Bell after a rigorous six-month testing process with multiple service providers. With national partners including Indigo, McDonalds and Tim Hortons, Bell operates the largest Wi-Fi network in Canada.

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Bell Q2 operational performance
Bell’s operating revenues were $4,340 million in Q2 2012 compared to $4,362 million or 0.5% lower than in Q2 2011, as increased revenues from Bell Wireless and Bell Media were offset by declines in local and access, long distance and equipment and other revenues. Bell’s EBITDA grew 3.7% this quarter to $1,716 million on robust performance by Bell Wireless and Bell Media.

Bell Wireless EBITDA in Q2 2012 grew 20.9% to $556 million – our best result since the first quarter of 2007 – and service margin expanded to 44.6% from 39.2% last year even as we continued to spend considerably on postpaid customer acquisition and customer upgrades to higher-end smartphones, reflecting solid wireless revenue growth of 6.7% to $1,361 million. Postpaid net activations increased 8.2% to 102,067, while postpaid customer churn rate improved to 1.3%. Smartphone users represented 55% of postpaid subscribers up from 38% a year earlier. This drove significantly higher wireless data usage year over year with services like Bell Mobile TV, which contributed to strong mobile data revenue growth of 31.1% and blended ARPU growth of 4.5%. Blended ARPU was $55.37 per month in Q2 2012, up from $52.99 per month in Q2 2011.

Bell Wireline revenue totalled $2,528 million in the quarter, down 3.9% from Q2 2011, as a result of the continued decline in traditional voice and data services and ongoing promotional discounting and aggressive competitive pricing on residential service bundles. TV revenue growth driven by steadily increasing Fibe TV penetration, higher IP broadband connectivity revenues, and increased data product sales to business customers moderated this decline. Bell Fibe TV added 38,477 net new subscribers, up from 14,367 in Q2 2011, representing a 168% increase in total TV net activations year over year. At the end of Q2 2012, Bell’s IPTV footprint encompassed more than 2.4 million households, up from approximately 1.2 million households at the end of Q2 2011. Although Bell Wireline EBITDA decreased 5.9% this quarter to $1,008 million due to lower revenues, margins remained relatively stable at 39.9% compared to 40.7% in Q2 2011, reflecting a 2.5% improvement in operating costs.

Bell Media reported market-leading financial results this quarter. Bell Media revenue was up 0.9% to $534 million in Q2 2012, even with continued softness in advertising markets across Bell Media’s television, radio and digital media properties, due to market-based rates charged to broadcast distributors through renegotiated agreements for certain Bell Media specialty sports and non-sports TV services. Bell Media EBITDA increased 23.6% to $152 million, driven by solid overall revenue growth and a 5.9% reduction in operating expenses.

Bell invested $776 million in new capital this quarter, a $131 million increase compared to Q2 2011, to support its sustained and rapid broadband network infrastructure development. These investments support the deployment of broadband fibre to residential homes and businesses in Québec and Ontario and enhancements to Bell’s wireline broadband network to support the roll-out of Fibe TV and Fibe Internet. Capital investments also increased speed and capacity in our IP backbone network infrastructure, including increased data hosting capabilities, and expanded Bell’s 4G LTE mobile network and the overall wireless capacity needed to support growing mobile data consumption.

BCE results
BCE’s operating revenue was $4,923 million in the second quarter of 2012, down 0.6% from $4,955 million in the second quarter of 2011, due to slightly lower revenues at both Bell and Bell Aliant. EBITDA grew 2.8% this quarter to $2,041 million, reflecting higher EBITDA at Bell driven by the strong contributions of Bell Wireless and Bell Media, moderated by a year-over-year decrease at Bell Aliant.

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BCE’s cash flows from operating activities were $1,902 million in Q2 2012, compared to $1,381 million in the same period last year due to higher EBITDA and positive changes in working capital due, in part, to the delay in accounts receivable cash collections in Q2 2011 resulting from the Canada Post strike. Free cash flow available to BCE’s common shareholders increased 88.3% to $804 million in Q2 2012. The year-over-year improvement was attributable primarily to higher cash flows from operating activities of $521 million, partly offset by higher capital expenditures in the quarter as Bell continued the rapid deployment of new broadband network infrastructure.

BCE’s net earnings attributable to common shareholders increased 31.0% in the second quarter of 2012 to $773 million, or $1.00 per share, compared to $590 million, or $0.76 per share, in the same quarter last year. The year-over-year increase in earnings was due primarily to higher EBITDA, the favourable resolution of various tax matters, and a $164 million non-recurring charge in Q2 2011 for the CRTC tangible benefits obligation incurred on the CTV acquisition.

BCE’s Adjusted EPS was $1.02 per common share in Q2 2012, compared to $0.86 per common share in the previous year. The 18.6% increase reflected higher EBITDA and higher favourable year-over-year resolution of various tax matters.

Financial Highlights

($ millions except per share amounts) (unaudited)	Q2 2012	Q2 2011	% change
Bell (i)
Operating Revenues	4,340	4,362	(0.5%)
EBITDA	1,716	1,654	3.7%
BCE
Operating Revenues	4,923	4,955	(0.6%)
EBITDA	2,041	1,986	2.8%
Net Earnings Attributable to Common Shareholders	773	590	31.0%
EPS	1.00	0.76	31.6%
Adjusted EPS	1.02	0.86	18.6%
Cash flows from operating activities	1,902	1,381	37.7%
Free Cash Flow	804	427	88.3%
(i)	Bell includes the Bell Wireless, Bell Wireline and Bell Media segments.

Bell Wireless
Bell Wireless operating performance continued on a strong upward trajectory in the second quarter of 2012 with solid and profitable postpaid subscriber growth, higher data usage, and higher blended ARPU, which translated into the best wireless EBITDA performance since Q1 2007.

  Bell Wireless operating revenues increased 6.7% in the second quarter of 2012 to $1,361 million. Service revenue was up 6.3% to $1,248 million as a result of a larger postpaid subscriber base and growth in wireless data usage. Product revenue increased

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by 7.6% in the quarter to $99 million, as a result of higher percentage of smartphones in the sales mix.

  Blended ARPU was $55.37 per month in Q2 2012, up 4.5% from $52.99 per month in Q2 2011. Growth in blended ARPU was primarily the result of increasing data usage as the percentage of higher-value postpaid customers using smartphones increased. This was partly offset by declining voice ARPU.

  Smartphones subscribers increased significantly and represented 55% of the total postpaid base at the end of Q2 2012, compared to 38% one year earlier.

  Bell Wireless EBITDA reached $556 million in the second quarter, up 20.9%. The increase is mainly attributable to higher wireless operating revenues and lower wireless operating costs, which improved 1.3% over last year.

  EBITDA margin as a percentage of wireless service revenue increased to 44.6% in Q2 2012, from 39.2% in Q2 2011, on solid service revenue growth.

  Cost of acquisition (COA) per gross activation decreased 4.8% to $381 from $400 in Q2 2011 – despite a higher proportion of postpaid and smartphone customer activations this quarter compared to Q2 last year – –due to disciplined device pricing and lower spending on advertising and sales promotions.

  Cost of retention increased to 9.8% of wireless service revenues from 9.1% in Q2 2011, reflecting a higher mix of smartphone customer upgrades.

  Postpaid gross activations totalled 327,335 this quarter compared to 341,645 in the second quarter of 2011, increasing our mix of higher-value customers as we continued to focus on profitable postpaid subscriber growth.

  Prepaid gross activations decreased to 100,930 in Q2 2012 from 133,255 in Q2 2011, due primarily to aggressive acquisition offers from our competitors targeted at lower-ARPU subscribers.

  Blended churn rate improved to 1.7% in the quarter compared to 2.0% in Q2 2011 due to lower postpaid churn. Postpaid churn decreased to 1.3% this quarter from 1.5%. Prepaid churn remained stable at 3.7%.

  Postpaid net activations increased 8.2% this quarter to 102,067 from 94,309 in Q2 2011, due to lower customer churn year over year.

  Prepaid net customer losses decreased to 54,859 in Q2 2012 from 57,802 in Q2 2011, mainly as a result of fewer customer deactivations.

  The Bell Wireless client base reached 7,453,363 at the end of Q2 2012, a 2.3% increase over last year.

  Bell now offers the largest next-generation 4G LTE network in Canada, covering more than 49% of Canadians across 23 markets in 7 provinces and territories. Bell continued to expand its 4G HSPA+ and enhanced 4G HSPA+ DC (Dual Cell) networks, which now serve more than 97% and more than 80% of the Canadian population, respectively. Bell introduced these 4G services to markets across Manitoba on August 1, supported by 4 new Bell stores, The Source and other partner retail locations.

  Bell Mobility continues to introduce the industry’s leading superphones, including the 4G LTE Samsung Galaxy S III and HTC One S in Q2.

Bell Wireline
While Bell Residential services experienced strong customer growth in Fibe TV, Bell Wireline’s overall performance in the quarter continued to be impacted by declines in traditional voice and data services, as well as richer upfront promotional discounts and retention credits on residential service bundles driven by aggressive competitive pricing. This contributed to lower wireline revenues and EBITDA this quarter, although margins were maintained around the 40% level given continued rigorous cost control in the quarter.

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  Bell Wireline revenues totalled $2,528 million in this quarter, down 3.9% from Q2 2011. The decline reflects a decrease in local and access, long distance and equipment and other revenues, partly offset by slightly higher year-over-year data revenues.

  Data revenues in Q2 2012 increased 0.1% to $1,395 million.

  Local and access revenues declined 8.4% in Q2 2012 to $665 million. Total NAS at the end of Q2 was 5,885,581, a 6.8% decline year over year. This is attributable to competition and a reduction in access lines and digital circuits, as customers continue to adopt wireless and IP-based technologies.

  Long distance revenues declined 9.3% to $206 million this quarter.

  Equipment and other revenue decreased 11.1% this quarter to $185 million.

  Bell Wireline EBITDA was $1,008 million, down 5.9% from the second quarter of 2011 due to lower operating revenues, partly offset by lower operating costs which improved 2.5% in Q2 2012. EBITDA margin was 39.9% this quarter, compared to 40.7% in Q2 2011.

  TV net activations totalled 16,758 in Q2 2012, up from 6,292 in Q2 2011. Bell Fibe TV added 38,477 net new customers this quarter, reflecting increasing customer demand as we further expand our Fibe TV footprint and enhance our service bundle offers in many urban markets to include Fibe TV, Fibe Internet services and Bell Home Phone. This was moderated by lower satellite TV net activations this quarter, due to roll-outs of IPTV service by other competing service providers, aggressive customer conversion offers from cable competitors, and Bell customer migrations to Fibe TV.

  Bell TV subscribers totalled 2,128,433 at the end of Q2 2012, representing a 3.8% increase since the end of the second quarter of 2011.

  The Bell high-speed Internet subscriber base remained essentially unchanged over Q1 2012 with a net customer loss of 664 this quarter. This compared to net activations in Q2 2011 of 1,275.

  NAS net losses totalled 119,545 in Q2 2012, compared to net losses of 100,497 in Q2 2011. Note that the results for Q2 2011 reflected the favourable impact of wholesale residential and business customer migrations from a cable competitor via a third-party reseller of telecommunications services, which began in Q4 2010 and were completed substantially in Q2 2011. Excluding this impact, total NAS net losses improved 9.7% to 113,597 in Q2 2012 from 125,840 in the second quarter of last year. This represented 17.1% fewer residential NAS line losses, offset by 17.3% more business access line losses year over year. The improvement in residential NAS line losses reflects the positive pull-through effect of service bundle offers that include Fibe TV and Fibe Internet, competitive retention offers and customer winbacks; the increase in business access line losses was attributable to higher wholesale customer deactivations.

Bell Media
Bell Media reported market-leading financial results this quarter, highlighted by the highest revenue and EBITDA growth rates, as well as strong TV audience ratings and viewership levels.

  Bell Media’s operating revenues were $534 million this quarter, up 0.9%, due to higher subscriber fee revenue driven primarily by market-based rates charged to broadcast distributors through renegotiated agreements for certain Bell Media specialty sports and non-sports TV services. Lower year-over-year advertising revenues, due to continued softness in advertising markets across most industry sectors, largely offset this improvement.

  Bell Media EBITDA increased 23.6% to $152 million, reflecting the combined impact of a 5.9% reduction in operating expenses and revenue growth.

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  Bell Media secured a strong line-up of new programs for its conventional TV fall and mid- season schedules on its CTV and CTV Two networks at the annual Los Angeles programming screenings in May.

  During the quarter, Bell Media maintained high audience levels across its conventional and specialty TV channels. CTV won the Spring season in total viewers and in all key advertising demographics, delivering 12 of the top 20 programs nationally among all viewers.

  TSN and TSN2 viewership increased, year over year, due to larger audiences for the Euro 2012 Football Championships.

  Bell Media websites streamed more than 450 million video views this quarter, supported by the launch of a new CTV.ca homepage in June 2012. The site welcomed 14.9 million unique visitors on average each month, serving up 22 million hours of video and a total of 1.7 billion page views.

  MuchMusic had its best year ever on social media for the 2012 MMVAs. Twitter mentions roughly doubled over 2011, MMVA trended in Canada and worldwide during the broadcast, and Facebook likes increased by 23%

  CTV News including CTV Two, CP24 and W5, along with several Bell Media radio stations, won numerous awards at the recent Radio Television Digital News Association (RTDNA) Awards, recognizing Canada’s best programs, stations, and electronic newsgathering organizations. Highlights include awards naming CTV National News with Lisa LaFlamme as the Best Network Newscast; CTV Barrie’s (CTV Two) CTV News at Six repeat win for Best Newscast, medium market; CP24’s prize for Best Spot News; W5’s award for In- Depth/Investigative reporting; and CTV Edmonton for its market coverage of the Slave Lake disaster.

  During the London 2012 Olympics Games, Bell Media is offering more than 5,500 hours of coverage on TV and digital.

Bell Aliant Regional Communications
Bell Aliant’s revenues decreased 0.7% to $687 million in the second quarter of 2012. The continued decline of Bell Aliant’s legacy voice business was offset partly by higher revenues from growth in Internet, data, TV and wireless, as well as higher equipment and other sales. Bell Aliant’s EBITDA decreased by 2.1% to $325 million, due to lower operating revenues and higher operating costs.

Common Share Dividend
Consistent with today’s announcement of an increase in BCE’s annual common share dividend from $2.17 to $2.27 per share effective with the payment for Q3 2012, BCE’s Board of Directors declared a quarterly dividend of $0.5675 per common share, payable on October 15, 2012 to shareholders of record at the close of business on September 14, 2012.

Outlook
Based on the higher-than-expected level of tax adjustments realized in the second quarter of 2012 and our latest operating outlook for the balance of the year, BCE has increased its 2012 financial guidance range for Adjusted EPS, while maintaining its guidance targets for Bell revenue and EBITDA growth, capital intensity, and free cash flow generation.

Bell’s EBITDA growth is tracking to the higher end of the 2% to 4% guidance range, driven by strong year-to-date wireless operating metrics, the full flow-through of specialty channel rate increases at Bell Media in the second half of the year following the finalization of rate renewal agreements with all broadcast distributors, and ongoing operating cost reductions. As a result of weaker wireline revenue performance in the first half of the year due to a higher year-over-year voice revenue decline, we expect total Bell revenue growth for full-year 2012 to be at the lower end of the 3% to 5% guidance range. As a result of a planned increase in capital spending in

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the second half of 2012 compared to 2011, to accelerate the reach of Bell Fibe TV and broadband fibre, Bell’s overall capital intensity is expected to total approximately 16% of revenues. Despite higher expected capital expenditures, there is no change to free cash flow guidance for 2012 given our strong year-to-date generation of cash from operations and continued cash flow trajectory projected through to the end of 2012.

BCE’s guidance for 2012, as provided on February 9, 2012, and its updated guidance are as follows:

	February 9	August 8
2012 Guidance	Guidance	Guidance
Bell (i)
Revenue Growth	3% - 5%	Lower end
EBITDA Growth	2% - 4%	Higher end
Capital Intensity	≤16%	~16%
BCE
Adjusted EPS (ii)	$3.13 - $3.18	$3.15 - $3.20
Free Cash Flow (iii)	$2.35B - $2.5B	No change
Annual common dividend per share	$2.17	$2.27
Dividend payout ratio (iv)
- Adjusted EPS	approx. 69%	No change
- Free cash flow	approx. 69%	No change
(i)	Bell’s 2012 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii)	EPS before severance, acquisition and other costs and net gains/losses on investments.
(iii)	Free cash flow before common share dividends and including dividends from Bell Aliant.
(iv)	Calculated using the mid-point of BCE’s 2012 Adjusted EPS and free cash flow guidance ranges.

Call with Financial Analysts
BCE will hold a conference call for financial analysts to discuss its second quarter results on Wednesday, August 8 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-952-6845 or 416-695-7848. A replay will be available for one week by dialing 1-800-408-3053 or 905-694-9451 and entering pass code 4187858#.

There will also be a live audio webcast of the call available on BCE’s website at: http://bce.ca/investors/investorevents/all/show/bce-q2-2012-results-conference-call.The mp3 file will be available for download on this page later in the day.

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Notes
The information contained in this news release is unaudited.

(1)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE common share.

We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, and net (gains) losses on investments, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

($ millions except per share amounts)
	Q2 2012		Q2 2011
		PER		PER
	TOTAL	SHARE	TOTAL	SHARE
Net earnings attributable to common shareholders	773	1.00	590	0.76
Severance, acquisition and other costs	15	0.02	162	0.22
Net gains on investments	-	-	(89)	(0.12)
Adjusted net earnings	788	1.02	663	0.86

(2)

The term free cash flow does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.

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The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q2 2012	Q2 2011
Cash flows from operating activities	1,902	1,381
Bell Aliant dividend distributions to BCE	47	47
Capital expenditures	(952)	(800)
Cash dividends paid on preferred shares	(34)	(28)
Cash dividends/distribution paid by subsidiaries to non-controlling interest	(91)	(77)
Acquisition costs paid	32	31
Bell Aliant free cash flow	(100)	(127)
Free cash flow	804	427

(3)

The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements.

EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s Q2 2012 consolidated financial statements.

We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to EBITDA.

($ millions)
	Q2 2012	Q2 2011
Net earnings	879	683
Severance, acquisition and other costs	20	219
Depreciation	664	638
Amortization	178	183
Finance costs
Interest expense	206	226
Interest on employee benefits obligations	242	247
Expected return on pension plan assets	(268)	(259)
Other expense	(53)	(145)
Income taxes	173	194
EBITDA	2,041	1,986

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Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to our 2012 financial guidance (including revenues, EBITDA, capital intensity, Adjusted EPS, and free cash flow), our business outlook, objectives, plans and strategic priorities, BCE Inc.’s (BCE) dividend policy and 2012 annualized common share dividend and targeted dividend payout ratios, the expected timing and completion of BCE’s proposed acquisitions of Astral Media Inc. (Astral) and of an interest in Maple Leaf Sports & Entertainment Ltd (MLSE) and in Q9 Networks Inc. (Q9), and the contractual relationships expected to exist with Q9 post-closing, the expectation that BCE’s acquisition of Astral will be accretive to overall earnings and free cash flow, our 4G LTE wireless and IPTV network and broadband fibre deployment plans, and other statements that are not historical facts, are forward-looking. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at August 8, 2012 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any nonrecurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 8, 2012. The financial impact of these transactions and nonrecurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented for the purpose of providing information about management’s current expectations and plans relating, in particular, to 2012, and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements for 2012 contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  Growth in the Canadian economy of 2.1% in 2012 based on the Bank of Canada's most recent estimate, a 30 basis point decrease compared with an earlier estimate of 2.4%;

  continued weak product sales, reflecting deferred business customer spending given the slow pace of economic growth;

  a continued soft advertising market for Bell Media;

  an ongoing intense level of wireline competition in both consumer and business markets;

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  higher wireline replacement, due primarily to increasing wireless and Internet-based technological substitution;
  wireless industry penetration gain of 4 to 5 basis points in 2012 driven, in particular, by increased competition, the accelerating adoption of smartphones, tablets and data applications, as well as by the introduction of more LTE devices.

Operational Assumptions Concerning Bell Wireline (excluding Bell Aliant)

  Stabilizing residential NAS line erosion rate as we leverage our broadband investment in IPTV to drive three-product household penetration, increase our MDU market share, and generate higher pull-through attach rates for our residential Internet and home phone services;

  in particular, targeted retention and service bundle offers, customer win backs and better service execution to contribute to the improvement in residential NAS line losses year over year, subject to the risk of more aggressive service bundle offers from our cable TV competitors and marketing actions from the newer wireless entrants which could lead to higher residential NAS line losses;

  increased subscriber acquisition at Bell TV to be driven by increased customer adoption of Fibe TV, and our ability to seek greater penetration within the MDU market, capitalize on our extensive retail distribution network, which includes The Source, and leverage our market leadership position in high definition (HD) programming;

  improved subscriber acquisition at Bell Internet to be driven by pull-through from Fibe TV and increased adoption of Fibe Internet packages as we leverage our expanding broadband fibre network to offer higher-speed service to customers in more areas;

  increased business customer spending, new business formation and higher demand for connectivity and information and communications technology (ICT) services, as the economy strengthens and employment rates improve, to result in a gradual improvement in the performance of our Business Markets unit, subject to the risk of business customers adopting more conservative strategies which could result in lower capital spending requirements, deferral of ICT projects and increased NAS erosion;

  cost savings and labour efficiency gains to be achieved from a reduced management workforce, lower corporate support group costs, renegotiated contracts with our vendors and outsource suppliers, client care and field service productivity improvements, managing content costs and reducing traffic that is not on our own network;

  continued customer migration to IP-based systems and competitive re-price pressures in our business and wholesale markets;

  increasing EBITDA contribution from growth services;

  approximately 3.3 million Bell Fibe TV-ready households by the end of 2012.

Operational Assumptions Concerning Bell Wireless (excluding Bell Aliant)

  Bell Wireless to benefit from the flow-through of significant investments made in 2011 in customer acquisition and retention, along with continued acceleration in smartphone activations and data usage;

  incumbents and newer wireless entrants to continue aggressive competition in 2012 and newer wireless entrants to continue enhancing the breadth and reach of their networks, improving their distribution reach and expanding their device portfolios;

  wireless revenue growth to be underpinned by ARPU driven by a higher mix of smartphone and higher-value postpaid customers, increased distribution in western Canada, new services, and continued disciplined price management;

  Bell Wireless to benefit from ongoing technological improvements by manufacturers in our handset and device lineup and from faster data speeds that are allowing our clients to optimize the use of our services;

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  Bell Wireless to maintain a reasonable market share of the incumbent wireless postpaid market;

  higher subscriber acquisition and customer retention costs, as well as the continued deployment of our wireless LTE network in urban markets while continuing to leverage our wireless high-speed packet access plus (HSPA+) network.

Operational Assumptions Concerning Bell Media

  Building and maintaining strategic supply arrangements for content on four screens, successfully acquiring high-rated programming and differentiated content to execute on Bell’s multi-screen content strategy, producing and commissioning high-quality Canadian content, and producing market-leading news;

  revenue growth in our sports broadcast operations to be generated primarily by increased subscription revenue;

  increased costs to secure content in our sports broadcast operations as we face greater competition from both new and established entrants, and as market rates for specialty content generally increase;

  investment in programming and marketing in combination with ongoing investment in high definition services;

  maintaining our favourable market position in our radio operations by leveraging strategic investments made in 2011;

  the achievement of productivity gains and other operating efficiencies related to Bell Media integration synergies.

Financial Assumptions Concerning Bell (excluding Bell Aliant) and BCE

  Bell's total pension expense to be approximately $90 million, based on an estimated accounting discount rate of 5.1% and an expected return on plan assets of 6.75%, comprised of an estimated above EBITDA current service pension cost of approximately $190 million and an estimated below EBITDA net pension finance return of approximately $100 million;

  Bell's total pension plan cash funding to be approximately $375 million;

  Bell's cash taxes to be approximately $300 million;

  net interest paid to be approximately $675 million;

  BCE’s total pension expense to be approximately $150 million, including approximately $60 million for Bell Aliant, comprised of an estimated above EBITDA current service pension cost of approximately $250 million and an estimated below EBITDA net pension finance return of approximately $100 million;

  depreciation and amortization expense approximately $125 million higher compared to 2011;

  severance, acquisition costs and other of approximately $100 million;

  an effective tax rate of approximately 22%;

  tax adjustments (per share) of $0.18; and

  an annual common share dividend of $2.27 per share.

The foregoing assumptions, although considered reasonable by BCE on August 8, 2012, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward looking statements, including our 2012 financial guidance, are listed below. The realization of

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our forward-looking statements, including our ability to meet our 2012 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  the intensity of competitive activity, including the increase in wireless competitive activity resulting from new wireless entrants and their ability to expand services, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results;

  the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that use only wireless telephone services;

  the increased adoption by customers of alternative TV services;

  variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and subsidy levels;

  regulatory initiatives or proceedings, litigation, changes in laws or regulations and tax matters;

  general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services;

  our ability to implement our strategies and plans in order to produce the expected benefits, including our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service;

  our ability to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services;

  our failure to maintain network operating performance including as a result of the significant increase in broadband demand and in the volume of wireless data driven traffic;

  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, equipment, facilities, IT systems, software and other assets;

  our failure to implement, on a timely basis, or maintain effective IT systems and the complexity and costs of our IT environment;

  the complexity of our product offerings and pricing plans;

  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, essential products and services;

  the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects;

  ineffective management of changes resulting from restructurings and other corporate initiatives and from the integration of business units and business acquisitions;

  increased contributions to employee benefit plans;

  labour disruptions;

  capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for BCE’s dividend payments and to fund capital and other expenditures and generally meet our financial obligations;

  our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies;

  launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership;

  the theft of our satellite television services;

  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from challenging economic conditions, cyclical and seasonal variations and competitive pressures;

  the adverse effect of new technology and increasing fragmentation in Bell Media’s television and radio markets;

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  royalties payable by Bell Media under licences pursuant to the Copyright Act may increase;

  health concerns about radio frequency emissions from wireless devices;

  our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks;

  employee retention and performance;

  BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions;

  there can be no certainty that dividends will be declared by BCE’s board of directors or that BCE’s dividend policy will be maintained;

  stock market volatility;

  the expected timing and completion of our proposed acquisitions of Astral and an interest in MLSE and Q9 are subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, regulatory approval; and

  the benefits expected to result from the proposed acquisition of Astral are subject to the successful and timely integration and consolidation of Astral’s operations, procedures and personnel.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results.

We encourage investors to also read BCE's 2011 Annual MD&A dated March 8, 2012 (included in the BCE 2011 Annual Report), BCE’s 2012 First Quarter MD&A dated May 3, 2012 and BCE’s 2012 Second Quarter MD&A dated August 7, 2012, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE's website at www.bce.ca.

About BCE
BCE is Canada's largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s leading television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let's Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk. For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Media inquiries:
Jean Charles Robillard
Bell Communications
(514) 870-4739
jean_charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

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